January 8, 2020

Eric Brodersen
President and Chief Operating Officer
Impinj, Inc.
400 Fairview Avenue North
Suite 1200
Seattle, Washington 98109

       Re: Impinj, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-37824

Dear Mr. Brodersen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing